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December 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Rule 477 Request by the Griffin Institutional Access Real Estate Fund (File Nos. 333-212073 and 811-22933)

Ladies and Gentlemen:

On behalf of Griffin Institutional Access Real Estate Fund (the “Trust”), we request, pursuant to Rule 477 of the Securities Act of 1933, as amended, the withdrawal of Post-Effective Amendment No. 8 filed under Rule 486 on December 18, 2017, edgar accession number 0001398344-17-015967. The Trust is requesting to withdraw the amendment to refile.

If you have any questions concerning this filing, please contact Terrence Davis at 404.817.8531. Thank you in advance for your consideration.

Sincerely,

/s/ Holland & Knight LLP

Holland & Knight LLP